UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DOCUMENTS RELATING TO EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

DOCUMENTS RELATING TO EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS

This Form 6-K contains the Notice of the Extraordinary General Meeting of the Shareholders dated June 15, 2013 (attached as Exhibit 99.1) which is to be held on August 3, 2013 where the shareholders are to approve the appointment of Mr. N. R. Narayana Murthy as Whole-Time Director of the Company, and the Form of Voting Card (attached as Exhibit 99.2), each of which will be mailed to holders of our equity shares beginning July 9, 2013 up to July 12, 2013. Also included in this Form 6-K is the Depositary's Notice of the Extraordinary General Meeting of the Shareholders (attached as Exhibit 99.3) and the Depositary's Form of Proxy Card (attached as Exhibit 99.4), each of which has been mailed to holders of our American Depositary Shares on or about July 10, 2013.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: July 11, 2013	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Notice of Extraordinary General Meeting dated June 15, 2013
99.2	Form of Voting Card
99.3	Depositary's Notice of Extraordinary General Meeting
99.4	Depositary's Form of Proxy Card